SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
25 July 2007
Commission File Number 001-09159
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vaekerø
N-0240 OSLO
Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the regitrant in connection with Rule12g3-2(b): 82-                    )

A viable society. A need. An idea.
33,000 professionals. Energy.
Cooperation. Aluminium. Determination.
Pushing boundaries. Respect. Nature.
Courage. 100 years. Thinking ahead.

     Second quarter report 2007

Financial review

Summary of results	4
Oil & Energy	7
Exploration and Production	8
Energy and Oil Marketing	9
Eliminations Oil & Energy	9
Aluminium Metal	11
Aluminium Products	14
Rolled Products	14
Extrusion	15
Automotive	15
Corporate activities and eliminations	16
Finance	16
Tax	17

Financial statements

Condensed consolidated statements of income	18
Condensed consolidated balance sheets	19
Condensed consolidated statements of cash flows	20
Consolidated statement of changes in equity	21
Notes to the condensed consolidated financial statements	23
Note 1 : Accounting policies	23
Note 2: Operating segment information	23
Note 3: Net periodic pension cost	27
Note 4: Contingencies	27
Note 5: Discontinued operations	28

Other information

Additional information Aluminium Products	29
Use of non-GAAP financial measures	30

Financial review     3

Revenue	Earnings before financial items and tax	Earnings per share1) 4)

Consolidated results (IFRS)

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half	Year
NOK million, except per share data	2007	2007	2006	2007	2006	2006

Revenue	46,529	46,865	48,026	93,394	99,488	194,436

Share of the profit (loss) in equity accounted investments	350	283	358	633	671	937

Other income, net	301	1,075	432	1,377	676	1,467

Total Revenue and Income	47,180	48,224	48,816	95,404	100,835	196,840

Depreciation, amortization and impairment	4,651	4,593	4,000	9,245	8,034	22,278

Other expenses	28,331	28,986	29,196	57,317	60,397	120,296

Total expenses	32,982	33,580	33,196	66,562	68,431	142,574

Earnings before financial items and tax	14,198	14,644	15,620	28,842	32,404	54,266

Financial income (expense), net	820	742	785	1,562	1,436	1,356

Income from continuing operations before tax	15,018	15,386	16,405	30,404	33,841	55,622

Income tax expense	(9,115)	(9,930)	(10,636)	(19,044)	(23,363)	(38,258)

Income from continuing operations	5,903	5,456	5,769	11,360	10,478	17,364

Income from discontinued operations	157	137	164	294	237	569

Net income	6,060	5,594	5,932	11,654	10,715	17,933

Net income attributable to minority interests	108	103	103	211	27	273

Net income attributable to equity holders of the parent	5,952	5,491	5,829	11,443	10,688	17,660

Basic and diluted earnings per share from continuing operations (in NOK) 1) 2)	4.70	4.40	4.50	9.10	8.40	13.80

Basic and diluted earnings per share from discontinued operations (in NOK) 1)	0.10	0.10	0.10	0.20	0.20	0.50

Basic and diluted earnings per share attributable to equity holders of the parent (in NOK) 1)	4.90	4.50	4.70	9.30	8.60	14.20

Weighted average number of outstanding shares (million)	1,227	1,226	1,247	1,226	1,249	1,241

Financial data:
Investments — NOK million	4,195	3,815	4,912	8,011	9,484	26,869

Adjusted net interest-bearing debt/equity 3)	0.15	0.06	0.20	0.15	0.20	0.23

Debt/equity ratio	0.22	0.22	0.26	0.22	0.26	0.24

1)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
2)	Calculated using Income from continuing operations less Net income attributable to minority interests. There are no minority interests in Income from discontinued operations.
3)	Adjusted net interest-bearing debt divided by equity including minority interest, adjusted for pension obligation (after tax) and present value of future obligations on operating leases. See table “Adjusted net interest-bearing debt to equity” later in this report.
4)	Earnings per share attributable to equity holders of the parent.
All comparative figures are for the corresponding period in 2006 unless otherwise stated.

Summary of results
Hydro reported record net results for the second quarter and half year 2007, confirming the company’s solid operational and financial strength. Continuing high aluminium prices and a sharp rise in oil prices contributed to the quarterly results.
Aluminium operations, Hydro’s core business after the merger of its oil and gas activities with Statoil, posted its strongest-ever first-half results, providing Hydro with a solid platform for growth as a leading global aluminium supplier. The merger with Statoil is on track for completion on 1 October, following shareholder and important regulatory approvals.
Net income rose to NOK 6,060 million in the second quarter 2007 from NOK 5,594 million in the previous quarter and NOK 5,932 million in the same quarter of 2006. Earnings before financial items and tax (EBIT) amounted to NOK 14,198 million in the second quarter, compared with NOK 14,644 million in the first quarter of 2007 and NOK 15,620 million in the second quarter last year.
Results for Aluminium Metal, Hydro’s upstream aluminium business, were close to the record level achieved in the previous quarter, sup ported by firm aluminium prices and stable production. Aluminium Products, the company’s downstream operations, delivered solid results reflecting sustained positive market conditions in Europe despite a continued weak North American market.
“The second quarter confirms Hydro’s operational performance in all core activities, giving us a solid basis to grow as a global aluminium company,” said Hydro President and CEO Eivind Reiten. “I’m pleased to report that Hydro’s extensive restructuring and rationalization program continues to deliver results, enabling the organization to concentrate on new and promising business opportunities worldwide,” he said.
“With the final go-ahead to begin construction of the Qatalum aluminium plant in Qatar, a key element in our growth strategy is in place. We have also signed a strategically important agreement with the intention to take part in the development of a new alumina refinery in Brazil, following our successful participation in the nearby Alunorte refinery. Upstream investments in geographically strategic areas are in line with our growth strategy as Hydro enters a new era as a global aluminium company,” Reiten said.
Average oil and gas production amounted to 558,000 barrels of oil equivalents (boe) per day in the second quarter, down 52,000 boe per day from the first quarter due to planned maintenance and temporary shutdowns. Production from Hydro’s international operations hit a new record of 89,700 boe per day for the quarter.
Net cash provided by operating activities was NOK 16.8 billion for the six months ended 30 June 2007, compared with NOK 23 billion for the first half of 2006.

Operating statistics

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
	2007	2007	quarter	2006	year	2007	2006	2006

Oil and gas production (thousands boe/d)	558	610	(9)%	537	4%	584	573	573

Oil production (thousands boe/d)	394	418	(6)%	368	7%	406	385	387

Gas production (thousands boe/d)	164	192	(15)%	169	(3)%	178	188	186

Realized oil price (USD/bbl) 1)	67.2	55.9	20%	67.9	(1)%	61.5	64.1	63.1

Realized gas price (NOK/Sm3) 2)	1.62	1.90	(15)%	1.79	(9)%	1.77	1.99	1.93

Primary aluminium production (kmt)	435	433	—	451	(4)%	868	900	1,799

Realized aluminium price LME (USD/mt)	2,606	2,588	1%	2,368	10%	2,597	2,257	2,352

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.
2)	Realized gas prices include both spot market prices and long-term contract prices. For the second quarter of 2007 close to 80 percent of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.
EBIT for Oil & Energy amounted to NOK11,455 million for the quarter compared with NOK 11,166 million in the first quarter of 2007. Positive effects from sharply higher oil prices were partly offset by seasonally lower gas production and planned maintenance as well as significantly lower gas prices. EBIT for the second quarter of 2007 declined from NOK 13,196 million in the second quarter of 2006 mainly due to increased depreciation and field costs and lower oil prices measured in Norwegian kroner.
Limited OPEC output, geopolitical developments and low US gasoline inventories lifted crude oil prices above the previous quarter’s level. Hydro realized an average oil price of USD 67.2 per barrel in the second quarter of 2007, 20 percent higher than the first quarter of 2007 and slightly down from the second quarter of 2006. However, oil prices measured in Norwegian kroner declined 4 percent compared with the second quarter of 2006.
Average oil and gas production in the second quarter of 2007 amounted to 558,000 boe per day. Production in the second quarter was 52,000 boe per day lower than in the first quarter of 2007 mainly due to planned maintenance work and the temporary shutdown of the Kvitebjørn field. Production in the second quarter was 21,000 boe per day higher than the second quarter of 2006, reflecting positive contributions from several partner-operated fields on the Norwegian Continental Shelf (NCS) and record-high production from Hydro’s international portfolio, mainly due to positive contributions from the Dalia field in Angola and the Terra Nova field in Canada.
Hydro participated in the completion of nine wells resulting in seven discoveries in the second quarter of 2007, of which 4 are commercial and 3 under evaluation. Exploration costs of NOK 653 million were charged to the results for the second quarter of 2007, compared to NOK 786 million in the first quarter of 2007 and NOK 618 million in the second quarter of 2006.

Financial review     5
The development and start-up phase of the Ormen Lange/Langeled project is proceeding according to plan and was 97 percent complete at the end of June 2007. Production is expected to start in October 2007, on time and within budget. With today’s cost of materials, equipment and services, the Ormen Lange phase II development is expected to be more expensive than the 2003 plan for development and operation (PDO) estimate. A final development solution for the phase II development has not been determined.
EBIT for Aluminium Metal amounted to NOK 2,465 million in the second quarter of 2007, declining slightly from the record results in the first quarter of 2007 but 6 percent higher than the second quarter of 2006. The strong results for the quarter reflected continued high aluminium prices.
Realized aluminium prices in US dollars increased slightly from the high prices experienced during the first quarter of 2007, but declined by 2 percent measured in Norwegian kroner, reducing operating results by about NOK 110 million. Realized aluminium prices in Norwegian kroner rose 5 percent, compared with the second quarter of 2006. EBIT for the second quarter of 2007 included impairment write-downs of NOK 144 million relating to Hydro’s remelters in Ellenville, New York, and St. Augustine, Florida and NOK 66 million mainly related to the closure of the Søderberg line in Årdal, Norway.
Hydro’s primary aluminium production, including its share of production from part-owned companies, was relatively unchanged compared with first quarter 2007 amounting to 435,000 mt for the quarter. Production was down 4 percent compared with the second quarter of 2006, mainly due to the closure of the Stade smelter in Germany.
Aluminium Metal’s share of profits in equity accounted investments increased to NOK 323 million in the second quarter from NOK 236 million in the first quarter of 2007 and NOK 249 million in the second quarter of 2006.
In June 2007, Hydro completed the closure of the Norwegian Søderberg line in Årdal. The closure represents the final milestone concluding the rationalization program initiated in 2005 which also included the closure of the German metal plants in Hamburg and Stade and the Søderberg line in Høyanger, Norway. Reduced capacity from the closures was largely offset by the expansion of the Alouette plant in Canada as well as increases from other plants in our smelter system. The closures, together with the expansions of Alouette and Hydro’s wholly owned Sunndal metal plant in Norway, reflect the company’s strategy to replace high cost and environmentally challenging production with more efficient, cleaner and lower-cost capacity.
Qatar Petroleum and Hydro have reached a final decision to proceed with the construction of the new Qatalum primary aluminium plant in Qatar. The plant is expected to begin production late in 2009 and reach an initial full capacity of 585,000 mt per year by mid 2010. Qatalum is currently the largest primary aluminium plant to be built in one phase and is expected to add substantial cost-efficient production capacity.
In the United States, Hydro will continue to focus on reducing operating costs in order to meet the challenging market conditions. Measures will include sale or closure of remelting activities in Ellenville, New York, expected to be completed by end-September 2007.
EBIT for Aluminium Products amounted to NOK 355 million in the second quarter of 2007, a decrease of about NOK 960 million compared with the first quarter of 2007. Results for the second quarter included costs related to plant closures of approximately NOK 63 million, as well as negative metal effects of NOK 28 million, while the first quarter included gains on divestments of approximately NOK 700 million (included in “Other income, net”) and positive metal effects of NOK 149 million. EBIT increased by NOK 29 million from NOK 326 million in the second quarter of 2006.
Strong operating results continued in the second quarter of 2007 for rolled products, European extrusion and building systems operations, reflecting continued positive market conditions in Europe and solid operational performance. Developments in the North American market remained weak, with a significant volume decline in the US general extrusion market, estimated at 17 percent compared with the second quarter of 2006. However, operating costs declined in the United States as Hydro’s improvement programs began to take effect.
During the first quarter of 2007, Hydro completed the divestment of its automotive casting operations and its interest in Meridian Technologies Inc, important steps in the restructuring of the aluminium products business portfolio. An agreement for the sale of magnesium remelters in Germany and China was signed in the beginning of July. No significant gain or loss on the sale transaction is expected. The divestment process of other smaller businesses will continue in the third quarter. During the second quarter, Hydro decided to discontinue the divestment process of its automotive structures business. A new management team is in place and new measures will be taken to turn around the performance of this business unit.
Outlook
Oil prices are expected to remain high for the next quarters. Planned maintenance shutdowns on the NCS will have negative impact on oil production in the third quarter. Exploration activity is expected to remain high throughout 2007, with approximately 50 wells planned to be spudded during the year.
The Ormen Lange/Langeled project is expected to come on stream in October, as planned, and contribute significantly to production capacity in the fourth quarter of 2007.
With the exception of China, key economic indicators continue to signal a somewhat slower growth in all major regions during the second half of 2007 compared with the first half of the year and compared with 2006. European industrial growth is expected to slow during the second half of 2007, while economic outlook for North America remains weak. China continues its rapid development, with industrial production currently increasing at a rate of about 18 percent on a year-on-year basis.
A combination of high LME prices and prevailing short-term alumina prices continues to lead to increased smelter capacity utilization in China. As a result, production is expected to increase by about three million tons, or more than 30 percent, in China in 2007 compared with 2006. Production growth in the rest of the world is estimated at around 1.3 million tons, or about 5.5 percent in the same period. Global aluminium production growth in 2007 is estimated to reach 12-13 percent, while global aluminium consumption is expected to show slightly lower growth rates.

Reported inventories remain at relatively low levels, supporting high metal prices.
European demand for casthouse products remained strong during the second quarter, but is expected to weaken somewhat during the second half of 2007. The market in the United States is expected to improve slightly during the second half of the year, but to remain relatively weak.
In addition to the global aluminium market balance, the behavior of financial investors will continue to be an important factor affecting the development of primary aluminium prices.
European markets for extruded and rolled products were relatively strong during the first half of 2007. Margins are expected to remain stable for both product groups. Although shipment growth in 2007, especially for extruded products, is expected to be lower than in 2006, the outlook is positive for the third quarter.
In the United States, orders for extruded aluminium products are expected to remain weak after settling at a lower level compared to the market volume for the first half of 2006. The US industrial production is expected to show lower growth rates in 2007 than in 2006, possibly with a flat or negative development for the year as a whole.
The global light-vehicle market is predicted to continue growing in 2007, driven by emerging markets. The Western European market is expected to be slightly down, while the US market is expected to continue the negative developments experienced in 2006. Margins are expected to remain under pressure.
Results for Hydro’s aluminium products operations in the third quarter 2007 are expected to be influenced by continued favorable market conditions in Europe, further progress on plant rationalization programs and divestments as well as seasonal effects.
At the end of the second quarter the USD/NOK exchange rate reached close to historically low levels declining about 3 percent compared with the first quarter and roughly 6 percent since the end of 2006. A weaker US dollar could have a negative impact on our results.

Quarterly results

	Second	First	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter	quarter	quarter
NOK million, (except per share data)	2007	2007	2006	2006	2006	2006

Revenue	46,529	46,865	46,382	48,565	48,026	51,462

Earnings before financial items and tax	14,198	14,644	7,934	13,928	15,620	16,784

Income from continuing operations before tax	15,018	15,386	8,688	13,094	16,405	17,435

Basic and diluted earnings per share from continuing operations 1)	4.70	4.40	2.60	2.80	4.50	3.80

1)	Calculated using Income from continuing operations less Net income attributable to minority interests. There are no minority interests in Income from discontinued operations.
Net financial income for the second quarter amounted to NOK 820 million including a net foreign currency gain of NOK 713 million. The currency gain was mainly due to the weakening of the US dollar and Euro over the quarter resulting in a gain on Hydro’s US dollar and Euro denominated debt and foreign currency contracts. Net currency gains amounted to NOK 558 million in the first quarter of 2007 and NOK 781 million in the second quarter of 2006 mainly due to developments for the US dollar. Interest income declined in the second quarter compared to the first quarter of 2007 due to lower cash balances mainly resulting from tax and dividend payments. Compared with the second quarter of 2006 interest income increased due to higher cash balances and higher interest rates. Other financial items in the second quarter of 2007 included higher non-cash charges related to discounting the future value of asset retirement obligations amounting to NOK 144 million compared with NOK 136 million in the first quarter of 2007.
Income tax expense amounted to NOK 19,044 million for the first half of 2007, approximately 63 percent of Income from continuing operations before tax. The corresponding amount for the year 2006 represented approximately 69 percent of Income from continuing operations before tax. The lower tax percentage for the first half of 2007 was mainly due to a relatively higher share of earnings from our aluminium and international oil and gas operations in the first half of 2007 compared with 2006 as a whole.
Investments amounted to NOK 4.2 billion for the second quarter. Of the total amount invested, 78 percent related to oil and gas operations.
In May, 2007 Hydro announced the sale of its Polymers activities to the UK-based chemical company INEOS for approximately NOK 5.5 billion. Following the divestment decision, the business was reclassified as Assets held for sale, and is reported as Discontinued operations for the current and all prior periods. Income from discontinued operations amounted to NOK 157 million for the second quarter of 2007, up from NOK 137 million in the first quarter of 2007 and down from NOK 164 million in the second quarter of 2006. Hydro anticipates an after-tax gain of about NOK 400 million when the transaction is completed, expected towards the end of the third quarter. In addition, Hydro will retain the results for Polymers until closing. The sale is subject to approval by EU competition authorities and other regulatory bodies. The agreement represents a good long-term industrial solution for the Polymers business and is in line with Hydro’s strategy to divest non-core activities.
Return on average Capital Employed (RoaCE1) was 10.6 percent for the first half of 2007 based on actual earnings and capital employed for the period.
1)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” See also discussion pertaining to non-GAAP financial measures included later in this report.

Financial review     7

Oil Energy

Earnings before financial items and tax (EBIT)

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Exploration and Production	10,857	10,146	7%	11,675	(7)%	21,004	24,601	42,707

Energy and Oil Marketing	987	1,310	(25)%	1,178	(16)%	2,297	2,335	4,603

Eliminations	(389)	(290)	(34)%	344	(213)%	(679)	401	1,321

Total	11,455	11,166	3%	13,196	(13)%	22,622	27,337	48,632

Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating statistics

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
	2007	2007	quarter	2006	year	2007	2006	2006

Oil and gas production(thousands boe/d)	558	610	(9)%	537	4%	584	573	573

Oil production(thousands boe/d)	394	418	(6)%	368	7%	406	385	387

Gas production(thousands boe/d)	164	192	(15)%	169	(3)%	178	188	186

Power production (TWh)	2.75	2.65	4%	1.83	50%	5.40	4.58	8.30

Realized oil price (USD/bbl) 1)	67.2	55.9	20%	6 7.9	(1)%	61.5	64.1	63.1

Realized oil price (NOK/bbl)	403.3	347.8	16%	422.2	(4)%	375.6	412.9	404.0

Realized average liquids price (USD/bbl)	65.9	54.8	20%	66.0	—	60.2	62.5	61.5

Realized gas price (NOK/Sm 3) 2)	1.62	1.90	(15)%	1.79	(9)%	1.77	1.99	1.93

Exploration expense (NOK million)	653	786	(17)%	618	6%	1,439	2,026	4,986

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.
2)	Realized gas prices include both spot market prices and long-term contract prices. For the second quarter of 2007 close to 80 percent of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.

Market statistics

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
	2007	2007	quarter	2006	year	2007	2006	2006

Brent dated oil price (USD/bbl)	68.8	57.8	19%	69.6	(1)%	63.2	65.7	65.1

WTI oil price (USD/bbl)	64.9	58.1	12%	70.4	(8)%	61.5	66.9	66.0

NBP spot price (NOK/Sm3)	0.92	1.01	(9)%	1.43	(36)%	0.97	2.11	1.75

NBP spot price (pence/therm)	20.3	21.9	(8)%	33.3	(39)%	21.1	48.2	39.3

Henry Hub (USD/mmbtu)	7.7	7.2	7%	6.7	15%	7.4	7.2	7.0

Nordic spot electricity price (NOK/Mwh)	182.3	217.8	(16)%	348.0	(48)%	200.0	356.2	391.4

Realized NOK/USD exchange rate	6.00	6.22	(4)%	6.22	(4)%	6.11	6.45	6.40

Market developments
The European crude oil benchmark Brent Dated averaged 68.8 USD per barrel in the second quarter of 2007, increasing more than 10 USD per barrel from the first quarter of 2007 and slightly below the average for the second quarter of 2006. The US crude oil benchmark West Texas Intermediate (WTI) delivered spot at Cushing increased by about USD 7 per barrel in the second quarter of 2007 compared with the first quarter of 2007 but was more than USD 5 per barrel below the WTI price for the second quarter of 2006. Brent Dated traded in a relatively narrow range close to USD 70 per barrel during the second quarter of 2007. Limited OPEC output, geopolitical developments, particularly in Nigeria, and low US gasoline inventories lifted crude oil prices above the levels experienced in the previous quarter.
Hydro’s realized average oil price amounted to USD 67.2 per barrel in the second quarter of 2007, increasing substantially both in US dollars and Norwegian kroner compared with the first quarter of 2007. Realized oil prices in US dollars declined slightly compared with the second quarter of 2006. However, oil prices measured in Norwegian kroner declined by 4 percent. Our average realized crude oil price in the second quarter of 2007 was USD 1.6 per barrel below the average Brent blend price, mainly as a result of a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices.
European spot prices for gas decreased from the first to the second quarter of 2007 mainly due to above normal storage levels entering the summer season combined with strong supply. Spot prices in Europe also declined compared to the second quarter of 2006 which was influenced by supply constraints and cold weather. In the UK, the spot price for gas at the NBP (National Balancing Point) averaged 20 pence per therm in the second quarter of 2007, a decline of 8 percent compared with the first quarter of 2007. Spot prices in the US gas markets were higher in the second quarter of 2007 compared with both the first quarter of 2007 and the second quarter of 2006.
Our realized gas prices amounted to NOK 1.62 per Sm3, down from both the first quarter of 2007 and second quarter of 2006. The decline reflected weaker spot prices, as well as lower reference prices (oil products) for long-term gas contracts.
Spot prices in the Nordic electricity market averaged NOK 182 per MWh in the second quarter of 2007, a decline from the first quarter, mainly due to lower demand and relatively high reservoir levels. Nordic spot electricity prices also declined compared with the second quarter of 2006 mainly due to higher reservoir levels and a drop in the CO2 price from EUR 19 per ton to below one EUR per ton.
Exploration and Production
Earnings before financial items and tax
Second quarter EBIT for our exploration and production business amounted to NOK 10,857 million, compared with NOK 10,146 million in the first quarter of 2007. The increase was mainly due to substantially higher oil prices, partly offset by seasonally lower gas production and planned maintenance. EBIT declined from NOK 11,675 million in the second quarter of 2006 primarily due to increased depreciation and field costs and lower oil prices measured in Norwegian kroner. For the first half of 2007 EBIT declined about 15 percent to NOK 21,004 million compared with the first half of 2006 for the same reasons described above.
Average oil and gas production in the second quarter of 2007 amounted to 558,000 boe per day. Production in the second quarter was 52,000 boe per day lower than in the first quarter of 2007 mainly due to planned maintenance work and modifications in the Oseberg area and the temporary shut down of the Kvitebjørn field. Production in the second quarter was 21,000 boe per day higher than the second quarter of 2006, reflecting positive contributions from several partner operated fields on NCS and record high production from our international portfolio. Production from our inter national portfolio reached an average of 89,700 boe per day representing 16 percent of our total production in the second quarter of 2007, compared with 14 percent in the first quarter of 2007 and 10 percent for 2006 as a whole. Production from fields in the GoM contributed around 22,900 boe per day in the second quarter of 2007, compared with 23,700 boe per day in the first quarter of 2007.
Oil production declined by 24,000 boe per day in the second quarter of 2007 to an average of 394,000 boe per day, compared with the first quarter of 2007. Oil production was impacted by the maintenance work and modifications in the Oseberg/Grane Areas and the Sture terminal. However, the maintenance stops were shorter than planned. In total, unscheduled shut downs and planned maintenance stops resulted in oil production losses of approximately 32,000 boe per day during the second quarter. Oil production increased by 26,000 boe per day compared to the second quarter of 2006, as a result of positive contribution from the Visund, Åsgard, Kristin, Snorre and Sleipner fields on the NCS, as well as the Dalia field in Angola and the Terra Nova field in Canada. Production from the deep-water Rosa field in Block 17 off the coast of Angola commenced production at the end of June. The Rosa field is expected to reach a plateau production level of 14,000 boe per day (Hydro net share after the effect of the production sharing agreement) when the field is fully developed in 2008.
Average gas production amounted to 164,000 boe per day in the second quarter of 2007, 28,000 boe per day lower than in the first quarter of 2007, and 5,000 boe per day lower than the second quarter of 2006. The decrease compared with the first quarter of 2007 was mainly due to the temporary shutdown of the Kvitebjørn field and lower gas offtake from the Oseberg area and the Troll field. The Kvitebjørn field was shut down on 1 May in order to drill two further production wells and is expected to resume production during the fourth quarter of 2007.
Production costs2) amounted to NOK 34.1 per boe for the first half of 2007, up from NOK 32.2 per boe for 2006 as a whole. The increase mainly resulted from higher field costs. Gas for injection included in average production costs amounted to NOK 5.5 per boe in the first half of 2007, compared with NOK 7.9 per boe for 2006 as a whole.
Exploration costs of NOK 653 million were charged to the results for the second quarter of 2007, compared to NOK 786 million in the first quarter of 2007 and NOK 618 million in the second quarter of 2006. Hydro participated in the completion of nine wells including exploration extensions on producing wells in the second quarter of 2007. Seven wells resulted in four commercial discoveries and three discoveries that are under evaluation. In the GoM, the Red Lion well on the Gulf of Mexico shelf resulted in a discovery, and one well resulted in a discovery that is under evaluation. We had one discovery in Libya. One well on Block 4 in Angola resulted in a discovery that is under evaluation. The Peregrino delineation well in Brazil also resulted in a discovery under evaluation. On the NCS Hydro drilled the H-Nord well and we participated in the Yttergryta well, each resulting in a discovery. In addition, one well on the NCS that was under evaluation at the end of the first quarter was confirmed to be a discovery. Five wells were under drilling at the end of the second quarter. Exploration costs amounted to NOK 1,439 million in the first half of 2007, compared to NOK 2,026 in the first half of 2006. The reduction was influenced by higher capitalized costs due to better exploration results in 2007. In addition, costs for 2006 included about NOK 470 million for the acquisition of seismic data formerly licensed by Spinnaker3).
Unrealized gains on derivative contracts included in the results for the second quarter of 2007 amounted to NOK 325 million, of which a minor amount related to the Spinnaker hedge program4). For the first quarter of 2007 total unrealized losses amounted to NOK 773 million. In the second quarter of 2006 total unrealized losses amounted to NOK 125 million.
2)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.
3)	See discussions included in note 2, “Business combinations, dispositions and demerger” included in Hydro’s Annual Report for 2006 and the section IFRS accounting policies and critical accounting estimates in the document Conversion to International Financial Reporting Standards. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploration wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be expensed.
4)	Hydro has hedged the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program, crude oil prices (WTI) have been secured between US dollar 45 per boe and US dollar 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of US dollar 7.5 per mmbtu. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.

Financial review 2007     9
Energy and oil Marketing

Earnings before financial items and tax(EBIT)

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Power activities	407	301	35%	2 77	47%	708	708	1,426

Gas transport	496	536	(7)%	480	3%	1,032	1,062	2,116

Gas trading	(31)	454	(107)%	343	(109)%	423	470	1,217

Oil trading activities	76	33	130%	7 1	7%	109	105	211

Oil marketing	88	46	91%	8 7	1%	134	85	(100)

Other 1)	(49)	(61)	20%	(80)	39%	(110)	(95)	(267)

Total	987	1,310	(25)%	1,178	(16)%	2,297	2,335	4,603

1)	Other mainly consists of new energy activities.

EBIT for our energy and oil marketing operations amounted to NOK 987 million in the second quarter of 2007, compared with NOK 1,310 million in the first quarter of 2007 and NOK 1,178 million in the second quarter of 2006. The decline was mainly due to substantially lower results for our gas trading operations, following strong results in first quarter. Energy and Oil Marketing EBIT for the first half of 2007 was NOK 2,297 million, slightly below the first half of last year.
EBIT from our power activities amounted to NOK 407 million in the second quarter of 2007, up from NOK 301 million in the first quarter of 2007 and NOK 277 million in the second quarter of 2006. Power production in the second quarter of 2007 increased by 4 percent to 2.75 TWh from the first quarter of 2007, and was considerably higher than the production in the second quarter of 2006. However, the increase in production was partly offset by significantly lower average spot prices during the quarter which declined by 16 percent compared with the first quarter of 2007 and 48 percent compared with the second quarter of 2006. The decline in average price from the first quarter was mainly due to lower seasonal demand, high precipitation and high reservoir levels. Hydro’s reservoir levels were significantly above normal levels at the end of the second quarter 2007. At the end of the second quarter of 2006 reservoir levels were below normal levels.
EBIT for our gas transportation operations decreased by 7 percent to NOK 496 million for the second quarter of 2007, compared with first quarter of 2007, but increased compared with the second quarter of 2006. The decline from the first quarter was mainly due to seasonally lower transportation bookings. The increase compared to the second quarter of 2006 resulted from higher bookings and lower operating costs, which more than offset the effect of lower unit tariffs that became effective from 1 January 2007.
In the second quarter of 2007, EBIT for our gas trading operations was substantially lower than the very strong financial result in the first quarter 2007, and results for the second quarter of 2006 which included a settlement gain of approximately NOK 70 million. EBIT for gas trading is significantly impacted by marked-to-market valuations on certain gas contracts included in our total gas contracts portfolio5) . Results for the second quarter of 2007 included an unrealized loss on gas derivative contracts of approximately NOK 144 million compared with an unrealized loss of NOK 67 million in the first quarter of 2007 and a gain of NOK 112 million in the second quarter of 2006. Gas contracts that are not marked-to-market increased in value during the second quarter of 2007.
Our oil and NGL trading activities generated an EBIT of NOK 76 million in the second quarter of 2007, an increase of NOK 43 million from the first quarter 2007 and about the same level as the second quarter 2006. Oil trading activities include crude oil trading, gas liquids trading and related shipping activities.
EBIT for our oil marketing operations amounted to NOK 88 million in the second quarter, an increase compared with first quarter 2007 and at the same level as second quarter of 2006. Results for the second quarter of 2007 included inventory gains amounting to NOK 110 million, compared with inventory gains of NOK 27 million for the first quarter of 2007. The second quarter also included an unrealized gain on derivative power contracts of NOK 46 million, compared with NOK 16 million in the first quarter of 2007.
Eliminations Oil & Energy
As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the exter nal sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regards the purchase and supply contracts with Energy and Oil Marketing as own use contracts and does not recognize unrealized gains and losses on the contracts. Elimination of the effects of internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a negative effect on the EBIT for Eliminations Oil and Energy of NOK 390 million in the second quarter of 2007.
Projects under development
The plan for development and operation (PDO) for the Skarv- and Idun fields in the Norwegian Sea was submitted to the Norwegian authorities in June 2007. Oil and gas production from the Skarv-and Idun fields is expected to begin in 2011 and reach a plateau production level of approximately 2,500 boe per day (Hydro’s
5)	A significant portion of Hydro’s gas contracts fall within the scope of IAS 39 and are recognized at market value in the balance sheet. However certain contracts are assessed to be own use contracts and therefore outside the scope of IAS 39. These contracts are not recognized at market value in the balance sheet.

share) in 2013. In June the PDO of the Vega and Vega South fields on the NCS submitted in December 2006 was approved by the Norwegian authorities. Gas and condensate production from the Vega fields is expected to start in October 2010 and reach a plateau production level of approximately 18,000 boe per day (Hydro’s share) in 2011.
Hydro’s first hydrogen filling station, located outside the company’s research centre at Herøya, Porsgrunn, was officially opened in June. The new hydrogen filling station in Porsgrunn will be a part of a planned ‘Hydrogen Route’ between Oslo and Stavanger.
Business development
In July 2007, Hydro signed an agreement with the Indian state oil company ONGC which gives Hydro access to exploration acreage on the Indian shelf, mostly in deep water. Hydro will also enter block 98/2 in the KG basin on the Indian East Coast with a 10 percent equity share. As a part of the agreement Hydro will provide ONGC with technological support and offshore know-how. The exploration agreement covers 32 offshore blocks, some at depths up to 3,000 meters. Hydro has the option to be joint operator with ONGC and take an equity share in any of these blocks.
Hydro has entered into an agreement to participate in the development of a test centre — “European CO2 Test Centre Mongstad” — for the capture of CO2 emissions at Mongstad, located in the southwest of Norway. Partners in the project include the Norwegian Ministry of Petroleum and Energy, Statoil, Norske Shell, Dong Energy Generation and Vattenfall. The cooperation agreement regulates the planning and preparation phase of the test facility and will be effective until an investment decision is made, which is expected in the first quarter of 2008.
In June 2007 Hydro and Siemens Power Generation entered into an agreement to cooperate on technology to develop floating wind turbines based on Hydro’s Hywind concept. Siemens has agreed to deliver the first wind turbine for a demonstration unit, which will be positioned off the coast of Norway.
Hydro and the Belgium company Umicore have decided to join forces in the production of solar-grade silicon used in the production of solar cells. The new company will be named HyCore, and Umicore and Hydro will own 51 and 49 percent of HyCore, respectively. A pilot plant with an annual capacity of around 20 tonnes of solar-grade silicon will be constructed at Hydro’s industrial park at Herøya in Porsgrunn, Norway and is expected to be completed in 2008.
Factors affecting developments in the coming quarters
Scheduled maintenance activities for certain fields on the NCS are expected to reduce oil production by about 29,000 boe per day for the third quarter. Gas offtake in the third quarter is expected to be low due to seasonally lower demand during the summer. Production from the Kvitebjørn field is expected to resume during the fourth quarter of 2007. The Ormen Lange/Langeled project is expected to come on stream in October and contribute substantially to Hydro’ production capacity for the fourth quarter of 2007. Hydro maintains its production target for 2007 of 585,000 boe per day.
Exploration activity is expected to remain high throughout 2007. We expect approximately 50 wells to be spudded for the year as a whole, down from about 60 wells previously planned, due to delayed drilling activities on the NCS and in the Gulf of Mexico. Exploration expenditures are expected to amount to about NOK 5 billion for 2007.

11     Financial review
Aluminium Metal

Earnings before financial items and tax (EBIT)

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Earnings before financial items and tax	2,465	2,534	(3)%	2,333	6%	4,999	4,039	7,302

Realized and unrealized gains and losses

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

LME futures contracts	(319)	(316)	(1)%	(227)	(41)%	(635)	(326)	(929)

US dollar forward contracts	147	133	11%	164	(10)%	280	341	433

Net realized effects (strategic hedges) 1)	(172)	(183)	6%	(63)	(173)%	(355)	15	(496)

LME financial and physical aluminium contracts 2)	193	272	(29)%	217	(11)%	465	639	506

Embedded LME and financial power contracts	175	(127)	238%	25	600%	48	(166)	(183)

Net unrealized effects	368	145	154%	242	52%	513	473	323

Alunorte unrealized LME effects	(40)	13	(408)%	(3)	(1,233)%	(3)	(27)	(143)

Alunorte currency gains (losses) — long term loans	77	41	88%	(10)	870%	126	72	94

Søral unrealized gains (losses) on power contracts	25	(47)	153%	(5)	600%	(22)	79	(24)

Net unrealized effects on equity accounted investments	62	7	786%	(18)	444%	101	124	(73)

1)	Strategic hedge programs (hedge accounting applied) will continue to impact reported results during 2007. Through these hedge programs, Hydro has sold forward 361,000 mt LME grade aluminium for the period 2007 through 2010 using LME aluminium futures and aluminium swaps, where the effects still remain in equity. The average achieved LME grade aluminium forward price for the period is approximately 2,160 USD per mt. Currency effects related to 48,000 mt sold at an average rate of 1,500 USD per mt, on which currency risk was hedged at a rate of 9.6 NOK to USD, still remain in equity.
2)	Net changes in market value of open aluminum contracts relate mainly to operational hedges. The hedged positions are for the most part not marked to market, and not reflected in the results until realized.

Operating statistics

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
	2007	2007	quarter	2006	year	2007	2006	2006

Primary aluminium production (kmt) 1)	435	433	—	451	(4)%	868	900	1,799

Total metal products sales excluding trading (kmt) 2)	767	788	(3)%	856	(10)%	1,555	1,725	3,283

Realized aluminium price LME (USD/mt)	2,606	2,588	1%	2,368	10%	2,597	2,257	2,352

Realized aluminium price LME (NOK/mt)	16,174	16,480	(2)%	15,331	5%	16,327	15,014	15,371

Realized NOK/USD exchange rate	6.21	6.37	(3)%	6.47	(4)%	6.29	6.65	6.54

1)	Inclusive Soral volumes (equity accounted investment).

2)	Inclusive remelt and third party volumes excluding trading.

Market statistics

	Second	First	%change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
	2007	2007	quarter	2006	year	2007	2006	2006

LME three month average (USD/mt)	2,799	2,746	2%	2,682	4%	2,772	2,562	2,594

LME three month average (NOK/mt)	16,822	17,108	(2)%	16,736	1%	16,965	16,538	16,628

Global production of primary aluminium (kmt) 1)	9,309	9,085	2%	8,361	11%	18,394	16,452	33,800

Global consumption of primary aluminium (kmt) 1)	9,382	8,948	5%	8,717	8%	18,330	16,921	34,200

Reported primary aluminium inventories (kmt) 1)	2,693	2,716	(1)%	2,878	(6)%	2,716	2,878	2,720

1)	Revised figures.

Market developments 6)
During the second quarter of 2007 developments on the LME were characterized by continued strong market conditions with prices ranging between USD 2,650 to USD 2,935 per mt. Financial investors continued to build positions, supporting a strong market.
Primary aluminium production growth in China increased by a rate of about 5 percent during the second quarter of 2007 compared with the first quarter of 2007. The increase in apparent consumption of primary aluminium was about 8 percent. Compared with second quarter 2006 Chinese production increased by close to 800,000 tons due to construction of new production capacity and restart of idle capacity. The increase in apparent consumption in this period was of the same magnitude. Chinese net exports of primary metal during the second quarter were estimated at 80,000 - 90,000 mt, compared with an average quarterly volume of 175,000 mt during 2006.
The strong market for casthouse products in Europe continued during the second quarter of 2007, although with a slightly lower growth rate. European extrusion ingot casthouses continued to run at full capacity, premiums increased and stocks were at low levels. European demand for primary foundry alloys and sheet ingot was stable. Demand for casthouse products in the US declined during the second quarter 2007 compared with the second quarter 2006 as well as the first quarter of 2007 following a weakening in the US extrusion market.
The spot alumina price decreased from a level of about USD 400 per mt at the end of the first quarter in 2007 to about USD 350 per mt at the end of the second quarter, as capacity in the Gove refinery in Australia started to become operative and Chinese alumina production continued to increase.
Earnings before financial items and tax
EBIT for our aluminium metal business amounted to NOK 2,465 in the second quarter of 2007, declining slightly from the strong results in the first quarter of 2007 but 6 percent higher than the second quarter of 2006. The good results for the quarter reflected continued high aluminium prices. Realized aluminium prices in US dollars increased slightly compared to the first quarter of 2007, but declined by 2 percent measured in Norwegian kroner reducing operating results by about NOK 110 million. Realized aluminium prices measured in Norwegian kroner increased 5 percent, compared with the second quarter of 2006, contributing roughly NOK 360 million. EBIT for the second quarter of 2007 included impairment write-downs of NOK 144 million relating to our remelters in Ellenville, New York and St. Augustine, Florida. Unrealized gains and losses on operational hedge programs and derivative contracts continued to impact operating results (see table).
EBIT amounted to NOK 4,999 million for the first six months of 2007, up 24 percent compared with the first six months of 2006. The increase resulted mainly from the effect of higher aluminium prices during the first half of 2007, while results for the first half of 2006 were charged with roughly NOK 500 million relating to the plant closures in Germany and Norway.
Primary aluminium production, including our share of production from partly owned companies, amounted to 435,000 mt in the second quarter of 2007, relatively unchanged compared with the first quarter of 2007. Primary aluminium production declined 4 percent compared to the second quarter of 2006 primarily due to the closure of the Stade smelter in Germany.
Sales of casthouse products decreased somewhat in the second quarter of 2007, compared with the first quarter of 2007 mainly due to a weak market in the US and the depletion of inventories in the downstream value chain during the first quarter of 2007.
Our share of profit in equity accounted investments (non-consolidated investees) amounted to NOK 323 million in the second quarter of 2007, compared with NOK 236 million in the first quarter of 2007 and NOK 249 million in the second quarter of 2006. After-tax profits from Alunorte, the Brazilian alumina refinery, amounted to NOK 228 million for the quarter, compared with NOK 238 million in the first quarter of 2007 and NOK 195 million in the second quarter of 2006. After-tax profits from Søral metal plant amounted to NOK 96 million for the quarter, compared with NOK 3 million in the first quarter of 2007 and NOK 66 million in the second quarter of 2006. The increase compared with the first quarter was heavily influenced by unrealized effects on power contracts included in results (see table previous page).
Plant closures
In June 2007 we completed the closure of the Søderberg line in Ardal, Norway (annual production capacity 50,000 mt). The closure represents an important milestone concluding the rationalization program we initiated in 2005. Production at the German metal plant in Hamburg was shut down at the end of 2005, while production at the German metal plant in Stade and the Søderberg line in Høyanger, Norway was shut down by the end of 2006. Reduced capacity from the closures was largely offset by the expansion of the Alouette plant in Canada as well as increases from other plants in our smelter system. The closures, together with the expansions of Alouette and our wholly owned Sunndal metal plant in Norway, reflect our strategy to replace high cost and environmentally challenging production with more efficient, cleaner and lower cost capacity.
Based on revised estimates, total costs related to the closures are expected to amount to approximately NOK 900 million, which is NOK 100 million lower than originally estimated. Of the total estimated costs, approximately NOK 840 million has been charged to results including NOK 66 million charged in the second quarter of 2007, which related mainly to the demolition of the Årdal Søderberg line. We expect to incur the remaining costs during the second half of 2007.
More stringent air emission restrictions related to the Søderberg line at our Karmøy plant would have become effective in November 2007. However, in July 2007, our application to continue production on the line until the end of 2009 was accepted by the Norwegian Environmental Ministry. New emission limits have now been set and will enable the plant to remain operational until the Søderberg plant closes at the end of 2009.

6)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

13     Financial review
Key developments activities
Qatar Petroleum and Hydro have reached a final decision to proceed with the construction of the new Qatalum primary aluminium plant in Qatar (Hydro’s share 50 percent). The plant is to begin production late in 2009 targeting an initial full capacity of 585,000 mt mid 2010. Qatalum is currently the largest primary aluminium plant to be built in one phase and will be a fully-integrated primary aluminium plant consisting of a smelter, casthouse and carbon plant as well as a dedicated gas fired power plant with a capacity of approximately 1,250 MW. The power plant will be supplied with gas from Qatar Petroleum under a long-term contract.
On 20 July, Hydro signed a Memorandum of Understanding with the Brazilian mining group CVRD with the intention of building a new alumina refinery close to the existing Alunorte refinery in Brazil. The new refinery is planned to be developed in four phases, each with an annual production capacity of 1.85 million mt of alumina. Hydro will have a 20 percent interest in the refinery.
A third expansion of the Alunorte alumina refinery, in which Hydro has a 34 percent share, is ongoing, targeting a total annual production capacity of approximately 6.5 million mt in 2009.
Factors affecting developments in the coming quarters
With the exception of China, key economic indicators continue to signal a somewhat slower growth in all major regions during the second half of 2007 compared with the first half of the year, and compared with 2006. European industrial growth is expected to slow during the second half of 2007, while the economic outlook for North America remains weak. China continues its rapid development with industrial production currently increasing at a rate of about 18 percent on a year on year basis. In addition, other countries in Asia continue to demonstrate quite strong industrial production growth.
A combination of high LME prices and the prevailing short-term alumina prices continues to lead to increased smelter capacity utilization in China. As a result, production is expected to increase by about three million tons, or more than 30 percent, in China in 2007 compared with 2006. Production growth in the rest of the world is estimated at around 1.3 million tons, or about 5.5 percent, in the same period.
China’s apparent consumption of primary aluminium is forecast to increase by around 30 percent in 2007 compared with 2006 supported by its current fiscal system favoring exports of rolled products, extrusions and fabricated products over primary aluminium. Adjusted for net exports, domestic primary aluminium consumption in China is estimated to increase by about 22 percent in 2007. Aluminium consumption in the rest of the world, excluding China, is expected to grow by about 2.5 percent in 2007 compared with 2006. Consumption growth in Europe is expected to slow to about 3 percent, while the US consumption is expected to decline by about 1.5 percent.
Global production growth in 2007 is estimated to reach 12-13 percent while global consumption growth is expected to show slightly lower growth rates. A moderate increase in reported primary aluminium inventories is expected in 2007. However, unre-ported stocks have apparently risen, mainly consisting of Chinese and Russian metal. In addition to the global market balance, the behavior of financial investors will continue to be an important factor affecting the development of primary aluminium prices on the LME.
European demand for casthouse products remained strong during the second quarter, but is expected to weaken somewhat during the second half of 2007. The market in the US is expected to remain relatively weak.
By the end of the second quarter of 2007, we had sold approximately 83 percent of our estimated primary aluminium production for the third quarter of 2007 for approximately USD 2,606 per mt, including the effect of strategic hedges entered into for the period.
In the US, a program to reduce operating costs has been initiated in order to meet challenging market conditions. Measures will include the sale or closure of our remelting activities in Ellenville, New York which is expected to be completed by the end of September 2007.

Aluminium Products

Earnings before financial items and tax (EBIT)

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Rolled Products	234	343	(32)%	231	1%	577	701	616

Extrusion	164	245	(33)%	156	5%	409	—	259

Automotive	(15)	748	(102)%	(49)	71%	733	(30)	(884)

Other and eliminations	(28)	(21)	(37)%	(12)	(135)%	(49)	141	(94)

Total	355	1,315	(73)%	326	9%	1,670	813	(104)

Metal effects and unrealized gains and losses

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Metal effect 1)	(28)	149	(119)%	137	(120)%	121	498	265

Unrealized effects operational LME hedges 2)	(31)	(23)	(35)%	(13)	(138)%	(54)	137	(101)

1)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products lasts two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have a positive effect on margins.
2)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges, which are reported as part of eliminations for various units in Aluminium Products utilizing derivatives to mitigate their LME price exposure. Gains and losses on the LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.
Market developments 7)
Following continued strong economic development in Europe, the market for rolled products improved further during the second quarter of 2007 with good order intake for all products. Estimates indicate an increase in flat rolled products consumption of approximately 4 percent, compared with the first quarter of 2007 and an increase of about 2.5 percent, compared with the second quarter in 2006.
In the US consumption of rolled products in the quarter increased marginally compared to the first quarter of 2007, but was down about 8 percent from the second quarter of 2006.
European consumption of extruded aluminium products continued to grow in the second quarter of 2007. Growth in European consumption amounted to approximately 1.5 percent compared with the first quarter 2007 and 2.5 percent compared to second quarter of 2006.
The US extrusion market continued its significant decline and was down by an estimated 17 percent in the second quarter compared with the second quarter 2006. The decline was most prominent in the building and construction and transportation segments. Margins have weakened as a result of the significant reductions in market volumes.
Automotive sales in Europe recovered in the second quarter from the relatively low sales levels in the first quarter of 2007, which was down compared to fourth quarter 2006 when demand was driven by an announced VAT increase in Germany. In North America, car sales were flat during the quarter, but Asian and to a lesser extent European car manufacturers continued to gain market shares from the big three US producers. The US manufacturers are taking measures to restructure and suppliers are being negatively affected.
Rolled Products — Earnings before financial items and tax
EBIT for our rolled products business amounted to NOK 234 million in the second quarter of 2007, compared to NOK 343 million in the first quarter. Increased margins contributed about NOK 50 million to the results, but the improvement was offset by a substantial adverse change in metal effects (see table). Underlying operating results for the second quarter improved substantially compared with the second quarter of 2006. Increased shipments and improved margins contributed roughly NOK 190 million to results for the quarter. However, EBIT was relatively unchanged due to adverse changes in metal effects and higher energy costs.
Overall shipments in the second quarter continued at levels similar to the strong levels experienced in the first quarter of 2007 and were up about 5 percent from the second quarter in 2006. Shipments in the European market were down about 2 percent from the first quarter and increased 6 percent compared with the second quarter of 2006. Outside Europe shipments increased 6 percent compared with the first quarter but declined 2 percent from the second quarter of 2006. Overseas volumes represented roughly 20 percent of our total sales volumes during the second quarter of 2007. Margins measured in Euro increased on average about 4 percent and 10 percent for the second quarter compared with the first quarter of 2007 and second quarter 2006, respectively.

7)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

15     Financial review
EBIT amounted to NOK 577 million for the first six months of 2007, down by NOK 124 million from the first half of 2006. Positive development in volumes and increased margins contributed approximately NOK 310 million to results for the period, but was more than offset by negative developments in metal effects and increased energy cost.
Extrusion — Earnings before financial items and tax
EBIT for our extrusion operations amounted to NOK 164 million in the second quarter 2007, down from NOK 245 million in the first quarter of 2007. Good performance from our European extrusion and building systems operations continued during the quarter. However, the positive effects of higher European volumes and continued good margins were more than offset by poor volume and margin developments for our US operations and closure costs of approximately NOK 63 million relating to operations in the US (Ellenville) and France (Luce). EBIT increased about 5 percent during the quarter compared with the second quarter of 2006. Volumes and margins improved in Europe, but the improvement was largely offset by declining volumes and margins in the US. However, operating cost declined in the US as our plant improvement programs began to take effect. Results for the second quarter of 2006 also included impairment charges of NOK 116 million relating to Ellenville.
Compared with the first quarter 2007, shipments of general extrusions in Europe were stable at a high level with continued strong market demand and full order books. Building systems volumes were up by about 2 percent, while US shipments of general extrusions increased by around 2 percent following the significant volume declines in the fourth quarter 2006 and first quarter 2007.
General extrusion shipments increased about 4 percent in Europe during the second quarter of 2007, compared with the second quarter of 2006 while extrusion shipments in the US were down by about 20 percent. Total shipments of building systems increased by 2 percent in the same period.
EBIT amounted to NOK 409 million for the first six months of 2007 compared with nil in the first six months of 2006. Results for 2006 were heavily influenced by pension charges and impairments totaling approximately NOK 450 million.
Automotive — Earnings before financial items and tax
Our automotive operations incurred a loss of NOK 15 million in the second quarter of 2007, compared with EBIT of NOK 748 million in the first quarter of 2007. EBIT for the first quarter included divestment gains of about NOK 700 million as well as operating results from divested activities amounting to approximately NOK 80 million. Results for the second quarter of 2007 included charges amounting to NOK 15 million related to the final settlement of these transactions. Operating results were positively impacted by higher volumes from activities not affected by the divestment and closure processes.
EBIT increased by NOK 34 million from a loss of NOK 49 million in the second quarter of 2006, which included EBIT of approximately NOK 70 million from divested activities and charges of NOK 69 million related to the closure of our magnesium casthouse in Porsgrunn. Volumes from the remaining businesses improved compared with the second quarter of 2006, offsetting a decline in margins and weaker results from our magnesium operations due to lost volumes from the plant closure.
EBIT for the first six months of 2007 was heavily influenced by the divestment gains discussed above.
Divestments, plant closures and rationalization programs
The restructuring of our aluminium products business continued during second quarter following the divestment of our automotive casting business and automotive structures plant in Worcester, UK and the sale of our interest in Meridian Technologies Inc. during the first quarter.
Production at our magnesium plant in Becancour, Canada ceased in the middle of March 2007, and the majority of the employees left the company by the middle of April. Preparations for the disposal of the plant assets are underway. An agreement for the sale of our magnesium remelters in Germany and China was signed in the beginning of July. No significant gain or loss on the sale transaction is expected. Following the completion of these transactions the exit of our magnesium activities is now finalized.
During the first quarter of 2007, we decided to cease operations at the Ellenville extrusion plant in the US following an unsuccessful attempt to divest the operations. Production was closed down by the end of the second quarter of 2007, and activities to dispose of the remaining assets have started. Our improvement programs relating to the remaining extrusion and precision tubing activities in North America are progressing and costs are being reduced through manning reductions and other measures. However, the improvements achieved are not expected to be sufficient to offset the negative effects from the current market downturn.
During the second quarter Hydro decided to terminate the divestment process relating to our automotive structures business. A new management team has been established and measures will be initiated to turn around the performance of this business unit.
Factors affecting development in the coming quarters
The outlook for the flat rolled products market in Europe remains positive, with strong demand in all product areas and rolling mills fully booked several months ahead. Consumption is estimated to ease in the third quarter due to seasonal effects.
The US flat rolled products market is expected to remain weak with a slight increase in consumption in the third quarter due to customer restocking activities. Consumption for 2007 as a whole is expected to decline slightly compared with 2006.
The overall outlook for the European extrusion market for the third quarter is positive but mixed within the different geographic markets. Germany, Scandinavian and Eastern European markets are expected to remain strong, but markets are expected to weaken in Southern Europe due to an expected slow-down in building activities, particularly in Italy, Spain and Portugal.
The outlook for the US extrusion market remains poor. Volumes for the third quarter are expected to be lower than the corresponding quarter in 2006. Management believes that the market decline for 2007 as a whole will be around 10 percent as the second half is projected to be stronger than the same period in 2006. Corresponding margin developments are expected to remain stable but under increasing pressure the longer the current downturn continues. The South American markets are expected to continue growing, with a relatively stable market in Brazil and continued strong growth in Argentina.

Corporate activities and eliminations
Corporate activities and eliminations incurred a loss of NOK 109 million in the second quarter of 2007 compared with losses of NOK 398 million in the first quarter of 2007 and NOK 267 million for the second quarter of 2006. The result for the quarter included a positive effect amounting to NOK 135 million relating to the elimination of unrealized losses on power contracts, compared with corresponding negative effects of NOK 207 million in the first quarter of 2007 and NOK 175 million in the second quarter of 2006.
Hydro’s Energy and Oil Marketing unit is responsible for supplying electricity for Hydro’s own consumption, and has entered into long-term purchase contracts with external power suppliers. The power is then sold on long-term sales contracts to other units in Hydro. Energy and Oil Marketing recognizes the majority of the external purchase contracts and the internal sales contracts at market value, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net pension and social security costs amounted to NOK 74 million in the second quarter of 2007 compared with NOK 83 million in the first quarter of 2007 and NOK 113 million for the second quarter of 2006.
Finance

Financial income (expense)

	Second	First	% change	Second	% change	First	First
	quarter	quarter	prior	quarter	prior	half	half	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Interest income	316	400	(21)%	209	51%	716	439	1,063

Dividends received and net gain (loss) on securities	61	95	(35)%	6	963%	156	185	347

Financial income	378	494	(24)%	215	76%	872	624	1,411

Interest expense	(457)	(446)	(3)%	(409)	(12)%	(903)	(860)	(1,871)

Capitalized interest	350	306	15%	284	23%	656	554	1,203

Net foreign exchange gain (loss)	713	558	28%	781	(9)%	1,271	1,309	1,024

Other	(164)	(171)	4%	(86)	(90)%	(334)	(191)	(410)

Financial expense	442	248	79%	570	(22)%	690	812	(55)

Financial income (expense), net	820	742	10%	785	4%	1,562	1,436	1,356

Exchange rates

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half	Year
	2007	2007	2006	2007	2006	2006

NOK/USD Average exchange rate	6.06	6.23	6.24	6.15	6.46	6.41

NOK/USD Balance sheet date exchange rate	5.90	6.10	6.24	5.90	6.24	6.26

NOK/EUR Average exchange rate	8.13	8.17	7.83	8.15	7.93	8.05

NOK/EUR Balance sheet date exchange rate	7.97	8.12	7.94	7.97	7.94	8.24

Source: Norges Bank

17     Financial review
Net financial income for the second quarter of 2007 amounted to NOK 820 million, including a net foreign currency gain of NOK 713 million. The currency gain was mainly due to the weakening of the US dollar and Euro over the quarter resulting in gain on Hydro’s US dollar and Euro denominated debt and foreign currency contracts. Net currency gains amounted to NOK 558 million in the first quarter of 2007 and NOK 781 million in the second quarter of 2006 mainly due to developments for the US dollar.
Interest income declined in the second quarter compared to the first quarter of 2007 due to lower cash balances mainly as a result of tax and dividend payments. Compared with the second quarter of 2006 interest income increased due to higher cash balances and higher interest rates. Other financial items in the second quarter of 2007 included higher non-cash charges related to discounting the future value of asset retirement obligations amounting to NOK 144 million compared with NOK 136 million in the first quarter of 2007.
Cash exceeded interest bearing debt by NOK 5 billion at the end of the quarter compared to NOK 14 billion at the end of the first quarter of 2007, a decline of NOK 9 billion due to the payment of taxes and dividends. Cash flow from operations remained strong.
Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity including minority interest, was 0.15 at the end of the quarter, compared to 0.06 at the end of the first quarter of 2007.
Tax
Income tax expense amounted to NOK 19,044 million for the first half of 2007, approximately 63 percent of Income from continuing operations before tax. The corresponding amount for the year 2006 represented approximately 69 percent of Income from continuing operations before tax. The lower tax rate for the first half of 2007 was mainly due to a relatively higher share of earnings from our aluminium and international oil and gas operations compared with 2006 as a whole.
The high tax rate in both periods resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Oslo, 23 July 2007
Board of Directors

Condensed consolidated statements of income (unaudited)

	Second quarter		First half		Year
NOK million, except per share data	2007	2006	2007	2006	2006

Revenue	46,529	48,026	93,394	99,488	194,436

Share of the profit (loss) in equity accounted investments	350	358	633	671	937

Other income, net	301	432	1,377	676	1,467

Total Revenue and Income	47,180	48,816	95,404	100,835	196,840

Depreciation, amortization and impairment	4,651	4,000	9,245	8,034	22,278

Other expenses	28,331	29,196	57,317	60,397	120,296

Total expenses	32,982	33,196	66,562	68,431	142,574

Earnings before financial items and tax	14,198	15,620	28,842	32,404	54,266

Financial income (expense), net	820	785	1,562	1,436	1,356

Income from continuing operations before tax	15,018	16,405	30,404	33,841	55,622

Income tax expense	(9,115)	(10,636)	(19,044)	(23,363)	(38,258)

Income from continuing operations	5,903	5,769	11,360	10,478	17,364

Income from discontinued operations	157	164	294	237	569

Net income	6,060	5,932	11,654	10,715	17,933

Net income attributable to minority interests	108	103	211	27	273

Net income attributable to equity holders of the parent	5,952	5,829	11,443	10,688	17,660

Basic and diluted earnings per share from continuing operations (in NOK) 1)2)	4.70	4.50	9.10	8.40	13.80

Basic and diluted earnings per share from discontinued operations (in NOK) 1)	0.10	0.10	0.20	0.20	0.50

Basic and diluted earnings per share attributable to equity holders of the parent (in NOK) 1)	4.90	4.70	9.30	8.60	14.20

Weighted average number of outstanding shares (million)	1,227	1,247	1,226	1,249	1,241

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
2)	Calculated using Income from continuing operations less Net income attributable to minority interests. There are no minority interests in Income from discontinued operations.
The accompanying notes are an integral part of the condensed consolidated financial statements.

Financial statements    19
Condensed consolidated balance sheets (unaudited)

	30 June		31 December
NOK million, except number of shares	2007	2006	2006

Assets

Cash and cash equivalents	20,896	7,725	6,760

Short-term investments	6,274	12,669	15,020

Receivables and other current assets	42,092	47,021	42,488

Inventories	15,639	15,985	16,497

Assets held for sale	7,167	—	3,691

Total current assets	92,069	83,400	84,457

Property, plant and equipment	113,402	122,106	119,075

Other non-current assets	25,762	28,348	29,561

Total non-current assets	139,163	150,454	148,635

Total assets	231,232	233,854	233,092

Liabilities and equity

Bank loans and other interest-bearing short-term debt	3,391	3,545	3,655

Other current liablities	56,085	65,381	58,925

Liabilities included in disposal groups	1,956	—	1,011

Total current liabilities	61,432	68,926	63,591

Long-term debt	18,479	19,942	19,619

Other long-term liabilities	28,570	27,480	30,017

Deferred tax liabilities	22,975	26,370	23,265

Total non-current liabilities	70,024	73,792	72,900

Total liabilities	131,456	142,718	136,491

Equity attributable to equity holders of the parent	98,952	90,436	95,831

Minority interest	825	700	771

Total equity	99,776	91,136	96,601

Total liabilities and equity	231,232	233,854	233,092

Total number of outstanding shares (million)	1,227	1,240	1,226

The accompanying notes are an integral part of the condensed consolidated financial statements.

Condensed consolidated statements of cash flows (unaudited)

	Six months
	ended 30 June		Year
NOK million	2007	2006	2006

Operating activities:
Net income	11,654	10,715	17,933

Depreciation, amortization and impairment losses	9,245	7,860	22,278

Other adjustments	(4,091)	4,405	(2,483)

Net cash provided by operating activities	16,808	22,980	37,728

Investing activities:
Purchases of property, plant and equipment	(7,100)	(7,171)	(15,554)

Purchases of other long-term investments	(1,540)	(1,546)	(6,197)

Purchases of short-term investments	(4,250)	(10,700)	(22,650)

Proceeds from sales of property, plant and equipment	30	89	353

Proceeds from sales of other long-term investments	4,199	417	1,647

Proceeds from sales of short-term investments	12,950	1,850	11,550

Net cash provided by (used in) investing activities	4,289	(17,061)	(30,851)

Financing activities:
Loan proceeds	15	79	89

Principal repayments	(739)	(1,553)	(1,431)

Ordinary shares purchased	—	(1,347)	(3,949)

Ordinary shares issued	30	30	59

Dividends paid	(6,134)	(5,506)	(5,506)

Net cash used in financing activities	(6,828)	(8,297)	(10,738)

Foreign currency effects on cash and bank overdraft	8	(8)	318

Cash provided by (used in) discontinued operations	380	(305)	300

Net increase (decrease) in cash, cash equivalents and bank overdraft	14,657	(2,691)	(3,243)

Cash, cash equivalents and bank overdraft reclassified to assets held for sale	(555)	—	(47)

Cash, cash equivalents and bank overdraft at beginning of period	6,674	9,964	9,964

Cash, cash equivalents and bank overdraft at end of period	20,776	7,273	6,674

The accompanying notes are an integral part of the condensed consolidated financial statements.

Financial statements    21
Consolidated statement of changes in equity (unaudited)

	First half		Year
NOK million	2007	2006	2006

Ordinary shares issued — amount
Balance at 1 January	4,708	4,739	4,739

Cancellation treasury shares	—	(17)	(17)

Redeemed shares, the Norwegian State	—	(13)	(13)

Balance at end of period	4,708	4,708	4,708

Additional paid-in capital
Balance at 1 January	9,736	10,501	10,501

Treasury shares reissued to employees	53	56	56

Cancellation treasury shares	—	(363)	(363)

Redeemed shares, the Norwegian State	—	(458)	(458)

Balance at end of period	9,789	9,736	9,736

Other reserves
Balance at 1 January	(1,533)	723	723

Currency translation differences	(2,377)	(1,869)	(1,401)

Net unrealized gain (loss) on securities	(1)	(93)	(84)

Cash flow hedges, net of tax	69	(846)	(772)

Balance at end of period	(3,843)	(2,086)	(1,533)

Retained earnings
Balance at 1 January	89,544	77,390	77,390

Net income current period	11,443	10,688	17,660

Dividend declared and paid	(6,134)	(5,506)	(5,506)

Balance at end of period	94,853	82,572	89,544

Treasury shares issued — amount
Balance at 1 January	(6,624)	(3,589)	(3,589)

Purchase of treasury shares	—	(1,347)	(3,477)

Treasury shares reissued to employees	68	61	61

Cancellation treasury shares	—	380	380

Balance at end of period	(6,556)	(4,494)	(6,624)

Equity interests attributable to equity holders of the parent
Balance at 1 January	95,831	89,763	89,763

Increase (decrease) in equity interests	3,121	673	6,067

Balance at end of period	98,952	90,436	95,831

Minority interest
Balance at 1 January	771	980	980

Minority’s share of net income current period	211	27	273

Minority’s share of dividend declared and paid	(106)	(233)	(231)

Equity interest purchased	(1)	(7)	(184)

Currency translation differences	(49)	(67)	(68)

Balance at end of period	825	700	771

Total Equity	99,776	91,136	96,601

Changes in shares outstanding

	First half		Year
Number of shares in thousand	2007	2006	2006

Share information:

Ordinary shares issued
Balance at 1 January	1,286,455	1,294,772	1,294,772

Cancellation treasury shares	—	(4,672)	(4,672)

Redeemed shares, the Norwegian State	—	(3,645)	(3,645)

Balance at end of period	1,286,455	1,286,455	1,286,455

Treasury shares issued
Balance at 1 January	(60,280)	(44,080)	(44,080)

Purchase of treasury shares	—	(8,269)	(21,627)

Treasury shares reissued to employees	622	755	755

Cancellation treasury shares	—	4,672	4,672

Balance at end of period	(59,658)	(46,922)	(60,280)

The accompanying notes are an integral part of the condensed consolidated financial statements.

Financial statements 23

Notes to the condensed consolidated financial statements
Note 1: Accounting policies
All figures are based on International Financial Reporting Standards (IFRS) unless otherwise stated. Hydro’s IFRS accounting principles are presented in the document Conversion to International Financial Reporting Standards.
The IFRS accounting principles used by Hydro as discussed in the Conversion to IFRS document are the same for the interim accounts. The interim accounts are presented in accordance with IAS 34 Interim Financial Reporting.
Previously reported first quarter 2006 total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. As a result of rounding adjustments, the figures in one or more columns included in the financial statements may not add up to the total of that column.
Note 2: Operating segment information
Segment measures
Hydro identifies its reportable segments and discloses segment information under IFRS 8 Operating Segments. This standard requires Hydro to identify its segments according to the organization and reporting structure used by management. See the Annual Report 2006 note 5 for a description of Hydro’s segments and management model. Hydro uses two measures of segment results, “Earnings before financial items and tax — EBIT” and Adjusted EBITDA. EBIT is consistent with the same measure for the group. Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, financial income and expense, depreciation, amortization and write downs. “Adjusted EBITDA” is different from EBIT as it excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies.
Hydro manages long-term debt and taxes on a Group basis. Therefore, Net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arm’s length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations.” These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies used for segment reporting reflect those used for the group with the following exceptions: Certain internal commodity contracts may meet the definition of a financial instrument in IAS 39 or contain embedded derivatives that are required to be bifurcated and valued at fair value under IAS 39. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though the contracts for various reasons include clauses that meet the definition of a derivative or an embedded derivative. Such internal contracts are accounted for as executory contracts. Certain other internal contracts may contain lease arrangements that qualify as capital leases. However, the segment reporting reflects the responsibility allocated by Hydro management for those assets. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based either on the premium charged or the estimated service cost. Any difference between these charges and pension expenses measured in accordance with IFRS is included in Corporate and Eliminations.
The following pages include information about Hydro’s operating segments, including a reconciliation of Adjusted EBITDA to EBIT for the core business areas and sub-segments.

Total revenue

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	18,420	17,818	36,196	38,378	77,476

Energy and Oil Marketing	16,525	20,182	35,837	42,400	83,232

Eliminations	(12,081)	(14,267)	(26,437)	(29,344)	(57,286)

Oil & Energy	22,864	23,733	45,595	51,435	103,422

Aluminium Metal	15,983	17,906	33,267	35,838	68,259

Aluminium Products	13,685	13,538	27,931	26,506	53,588

Other activities	1,435	1,028	2,961	2,368	4,183

Corporate and eliminations	(7,439)	(8,179)	(16,360)	(16,658)	(35,017)

Total	46,529	48,026	93,394	99,488	194,436

External revenue
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	7,342	4,298	11,733	10,404	21,534

Energy and Oil Marketing	14,757	18,211	31,290	38,570	74,837

Eliminations	(160)	(2)	(21)	—	63

Oil & Energy	21,940	22,507	43,002	48,974	96,434

Aluminium Metal	10,614	11,606	21,908	23,208	43,603

Aluminium Products	13,612	13,476	27,802	26,386	53,331

Other activities	345	441	667	929	1,069

Corporate and eliminations	18	(4)	14	(9)	(1)

Total	46,529	48,026	93,394	99,488	194,436

Internal revenue
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	11,078	13,520	24,463	27,975	55,942

Energy and Oil Marketing	1,768	1,971	4,547	3,831	8,395

Eliminations	(11,921)	(14,265)	(26,416)	(29,344)	(57,350)

Oil & Energy	924	1,226	2,593	2,461	6,988

Aluminium Metal	5,369	6,299	11,359	12,630	24,657

Aluminium Products	73	62	129	120	257

Other activities	1,090	587	2,293	1,439	3,114

Corporate and eliminations	(7,456)	(8,174)	(16,374)	(16,649)	(35,016)

Total	—	—	—	—	—

Financial statements 25

Share of the profit (loss) in equity accounted investments

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	—	2	1	4	7

Energy and Oil Marketing	34	73	68	129	218

Eliminations	—	—	(1)	(1)	(2)

Oil & Energy	34	75	68	132	223

Aluminium Metal	323	249	559	482	854

Aluminium Products	(8)	30	6	48	(168)

Other activities	1	(1)	—	4	19

Corporate and eliminations	—	6	—	6	8

Total	350	358	633	671	937

Depreciation, amortization and impairment
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	3,491	2,757	7,009	5,643	16,999

Energy and Oil Marketing	179	174	363	355	831

Oil & Energy	3,669	2,931	7,372	5,998	17,830

Aluminium Metal	649	497	1,179	1,004	2,192

Aluminium Products	302	552	634	989	2,159

Other activities	28	21	55	41	89

Corporate and eliminations	2	(1)	5	2	7

Total	4,651	4,000	9,245	8,034	22,278

Earnings before financial items and tax 1)
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	10,857	11,675	21,004	24,601	42,707

Energy and Oil Marketing	987	1,178	2,297	2,335	4,603

Eliminations	(389)	344	(679)	401	1,321

Oil & Energy	11,455	13,196	22,622	27,337	48,632

Aluminium Metal	2,465	2,333	4,999	4,039	7,302

Aluminium Products	355	326	1,670	813	(104)

Other activities	32	32	59	80	274

Corporate and eliminations	(109)	(267)	(508)	136	(1,838)

Total	14,198	15,620	28,842	32,404	54,266

1)	Total segment Earnings before financial items and tax is the same as Hydro group’s total Earnings before financial items and tax.
Financial income and financial expense are not allocated to the segments. There are no reconciling items between segment
Earnings before financial items and tax to Hydro Earnings before financial items and tax. Therefore, a separate reconciliation table is not presented.

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	14,348	14,432	28,012	30,245	59,706

Energy and Oil Marketing	1,171	1,357	2,671	2,700	5,461

Eliminations	(389)	344	(678)	401	1,323

Oil & Energy	15,130	16,133	30,005	33,346	66,490

Aluminium Metal	3,124	2,841	6,197	5,064	9,536

Aluminium Products	671	892	2,333	1,831	2,353

Other activities	60	53	114	121	355

Corporate and eliminations	(107)	(274)	(503)	132	(1,839)

Total	18,878	19,645	38,146	40,494	76,895

EBIT — Adjusted EBITDA Second quarter 2007
			Depr., amor.		Adjusted
NOK million			EBIT	and impairment	EBITDA

Exploration and Production			10,857	3,491	14,348

Energy and Oil Marketing			987	184	1,171

Eliminations			(389)	—	(389)

Oil & Energy			11,455	3,675	15,130

Aluminium Metal			2,465	659	3,124

Aluminium Products			355	316	671

Other activities			32	28	60

Corporate and eliminations			(109)	2	(107)

Total			14,198	4,680	18,878

EBIT — Adjusted EBITDA — First half 2007
			Depr., amor.		Adjusted
NOK million			EBIT	and impairment	EBITDA

Exploration and Production			21,004	7,009	28,012

Energy and Oil Marketing			2,297	374	2,671

Eliminations			(679)	1	(678)

Oil & Energy			22,622	7,383	30,005

Aluminium Metal			4,999	1,199	6,197

Aluminium Products			1,670	662	2,333

Other activities			59	55	114

Corporate and eliminations			(508)	5	(503)

Total			28,842	9,304	38,146

Financial statements 27

Investments 1)

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	2,945	3,540	5,497	7,003	20,390

Energy and Oil Marketing	324	533	814	779	2,032

Oil & Energy	3,269	4,073	6,311	7,782	22,421

Aluminium Metal	635	505	1,218	1,019	2,516

Aluminium Products	76	227	166	459	1,252

Other activities 2)	178	102	251	209	647

Corporate and eliminations	36	6	65	18	35

Total	4,195	4,912	8,011	9,484	26,869

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in equity accounted investments.
2)	Including investments in Polymers activities reported as discontinued operations.
Note 3: Net periodic pension cost

Net periodic pension cost

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	294	267	589	534	1,068

Interest cost on prior period benefit obligation	337	301	676	601	1,204

Expected return on plan assets	(305)	(250)	(612)	(500)	(1,002)

Past service cost	5	6	9	16	72

Curtailment gain	–	–	–	–	(78)

Settlement gain	—	—	—	—	(5)

Net periodic pension cost	331	324	662	651	1,259

Defined contribution plans	8	6	16	12	22

Multiemployer plans	–	–	1	–	—

Termination benefits and other	87	76	184	137	301

Total net periodic pension cost	426	406	862	800	1,581

Note 4: Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. The main hearings of the arbitration took place in Oslo, Norway, from 13 March to 30 March 2007. On 6 June 2007, the arbitration panel rendered an award determining the calculation principles which Hydro shall apply for charging of the accumulated uncharged pension costs to its partners.
Hydro has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.

Note 5: Discontinued operations
In May 2007 Hydro’s Board of Directors decided to sell the Polymers activities. Contracts for a total consideration of approximately NOK 5.5 billion to sell the 100 percent owned subsidiary Kerling ASA, with production facilities in Norway, Sweden and the UK, and Hydro’s 29.7 percent interest in Qatar Vinyl Company (QVC) were entered into in late May 2007. The transaction is subject to clearance by competition authorities and the sale of the 29.7 percent ownership interest in QVC is subject to pre-emption rights.
The Polymers business is reported as Assets held for sale and Discontinued operations as of the end of May 2007. The results of operations in the businesses to be disposed of are reported separately under the caption Discontinued operations for the current and all prior periods. No interest expense related to loans is allocated to discontinued operations. Hydro’s gain on the sale, after direct sales expenses and taxes, will be reported as part of Discontinued operations when the transaction is completed.
Completion of the transaction is expected during the second half of 2007. Cash flows from discontinued operations are presented separately, and include cash flows from the Polymers activities. In the 30 June 2007 balance sheet, assets in the businesses to be disposed of and the related liabilities are reported as Assets held for sale and Liabilities included in disposal groups, respectively. Prior period balance sheets are not reclassified.
The discontinued Polymers activities were previously included as part of Other activities. The following table summarizes the financial information for discontinued operations related to Polymers for the periods 2006 and 2007, and the balance sheet as of 30 June 2007.
As of the end of 2006, the Automotive castings business was classified as held for sale. The sale was completed during the first quarter of 2007.

Summary of financial data for discontinued operations

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Revenue	1,763	1,685	3,650	3,273	6,848

Share of the profit (loss) in equity accounted investments	53	18	56	26	53

Total expenses	(1,611)	(1,490)	(3,322)	(3,000)	(6,160)

Earnings before financial items and tax	205	213	384	299	744

Financial income (expense), net	(8)	7	3	20	26

Income before tax	197	220	387	319	770

Income tax expense	(41)	(57)	(93)	(82)	(201)

Net income from discontinued operations	157	164	294	237	569

Net cash provided by (used in) operating activities			572	(172)	656

Net cash used in investing activities			(191)	(133)	(357)

Net cash used in financing activities			—	—	—

Foreign currency effects on cash			(1)	—	1

Net cash provided by discontinued operations			380	(305)	300

Asset groups held for sale
			30 June	30 June	31 December
NOK million			2007	2006	2006

Current assets			2,627	—	1,122

Non-current assets			4,540	—	2,569

Total assets			7,167	—	3,691

Current liabilities			(1,080)	–	(738)

Non-current liabilities			(876)	—	(274)

Assets held for sale, net			5,211	—	2,680

Other information 29

Additional information Aluminium Products

Total revenue

	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	6,835	5,669	13,465	11,204	23,132

Extrusion	5,470	5,377	10,967	10,472	20,402

Automotive	1,605	2,686	3,933	5,252	10,317

Other and eliminations	(226)	(194)	(435)	(422)	(263)

Total	13,685	13,538	27,931	26,506	53,588

External revenue
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	6,699	5,618	13,205	11,116	22,951

Extrusion	5,347	5,193	10,725	10,073	20,200

Automotive	1,565	2,654	3,852	5,121	10,128

Other and eliminations	2	10	19	76	51

Total	13,612	13,476	27,802	26,386	53,331

Depreciation, amortization and impairment
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	117	120	248	249	651

Extrusion	118	243	238	376	630

Automotive	68	188	148	364	878

Total	302	552	634	989	2,159

Earnings before financial items and tax
	Second quarter		First half		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	234	231	577	701	616

Extrusion	164	156	409	—	259

Automotive	(15)	(49)	733	(30)	(884)

Other and eliminations	(28)	(12)	(49)	141	(94)

Total	355	326	1,670	813	(104)

Use of non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Hydro’s non-GAAP financial measures are based on the IFRS financial statements with the adjustments discussed in this section.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent, been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest-bearing debt” is adjusted for the estimated effects of changes in the fair value of net pension liabilities. Under Hydro’s elected accounting principles, this liability is not necessarily fully recognized in the balance sheet. Hydro also adjusts “Net interest-bearing debt” for liabilities relating to operating lease agreements. Both of the obligations described above are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity, including minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under IFRS. The adjustment is net of the expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The measurement of the adjusted net debt/equity ratio as described above is considered important to measure Hydro’s financial position. Since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles in prior periods and the fair value of these liabilities, and because leases represent commitments affecting Hydro’s financial capacity going forward, these adjustments add information value when measuring Hydro’s financial position. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and we believe it helps management and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with IFRS. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable ratio calculated based on IFRS measures only is the “Debt/equity ratio.” However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio.”
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio,” gross debt and statements of cash flows in accordance with IFRS when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the IFRS figures, and also makes regular use of measures calculated according to IFRS in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

Other information     31

Adjusted net interest-bearing debt to equity

	30 June		31 December
NOK million	2007	2006	2006

Cash and cash equivalents	20,896	7,725	6,760

Short-term investments	6,274	12,669	15,020

Bank loans and other interest-bearing short-term debt	(3,391)	(3,545)	(3,655)

Long-term debt	(18,479)	(19,942)	(19,619)

Net interest-bearing debt	5,301	(3,092)	(1,493)

Net pension liability at fair value	(11,506)	(12,588)	(11,617)

Expected income tax benefit on pension liability (30%)	3,452	3,776	3,485

Operating leases commitments discounted at 6.9% 1)	(12,068)	(6,287)	(12,068)

Adjusted net interest-bearing debt	(14,821)	(18,191)	(21,693)

Total equity	(99,776)	(91,136)	(96,601)

Net pension liabilities not recognized without equity effect	(778)	—	(778)

Expected income tax benefit (liability) (30%)	233	—	233

Equity adjustment off balance sheet pension liabilities	(545)	—	(545)

Adjusted equity	(100,321)	(91,136)	(97,146)

Adjusted net interest-bearing debt to equity	0.15	0.20	0.23

1)  The discount rate for the operating lease commitments is 6.9%, reflecting Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt / Equity ratio	0.22	0.26	0.24

Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors —, of:
•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” “Earnings after tax” is defined as “Earnings before financial items and tax” less “Adjusted income tax expense.” Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense excludes the effects of items reported as “Financial income (expense), net”. “Capital Employed” is defined as “Shareholders’ Equity” including minority interest plus long-term and short-term interest-bearing debt less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents,” “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets.” The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to Earnings before financial items and tax, Income before tax and Net income as an indicator of Hydro’s results of operations in accordance with IFRS. Hydro’s management make regular use of measures calculated according to IFRS in addition to non-GAAP financial measures described above when measuring financial performance.
Management believes that the most directly comparable ratio calculated based on IFRS measures only is the “Net income to capital employed ratio.” However, this ratio measures net income relative to capital employed, which includes interest bearing loans and investments, i.e. it does not measure changes in interest bearing loans and cash position, and is therefore not directly comparable with the non-GAAP measure “RoaCE.”

Return on average Capital Employed

2007
NOK million	01.01-30.06

Earnings before financial items and tax	28,842

Adjusted Income tax expense 1)	(18,662)

Earnings after tax	10,180

	30 June	31 December
NOK million	2007	2006

Current assets 2)	64,898	62,677

Property, plant and equipment	113,402	119,075

Other assets 3)	25,762	29,561

Other current liabilities	(58,041)	(59,936)

Other long-term liabilities4)	(51,545)	(53,281)

Capital Employed	94,476	98,095

Return on average Capital Employed (RoaCE)	10.6%

Net income to Capital Employed	12.1%

1)	Tax from financial items, NOK 382 million excluded.
2)	Excluding cash and cash equivalent and short-term investments.
3)	Including deferred tax assets.
4)	Including provisions for pension and deferred tax liabilities.

Other Information     33

Financial calendar

5-7 September 2007	Capital markets day
30 October 2007	Third quarter results
19 February 2008	Fourth quarter results
The quarterly results will be released at 07:30 hours CET. Hydro reserves the right to revise these dates.
Cautionary note in relation to certain forward-looking statements
Certain statements contained in this announcement constitute “forward- looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, Hydro is providing the following cautionary statement.
Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected,” “scheduled,” “targeted,” “planned,” “proposed,” “intended” or similar statements.
Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro’s results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under “Risk Review” on page 133 of Hydro’s Annual Report 2006, including Form 20-F, and subsequent filings on Form 6-K with the US Securities and Exchange Commission.
No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hydro is a Fortune 500 energy and aluminium company with 33,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, a major aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.

Norsk Hydro ASA
N-0240 Oslo
Norway
t: +47 22 53 81 00
f: +47 22 53 85 53
e: corporate@hydro.com
www.hydro.com

Production Hydro — 3700268 Print Kampen Grafisk

SIGNATURES
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA
/s/ John O. Ottestad
John O. Ottestad
Executive Vice President and Chief Financial Officer
Oslo, 25 July 2007